Exhibit 99.1

Fang to Hold 2022 Annual General Meeting on December 27, 2022

BEIJING, November 23, 2022 /GLOBE NEWSWIRE/-- Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced it would hold its 2022 annual general meeting of shareholders at Fang’s Beijing headquarters at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on December 27, 2022 at 10:00 a.m. (Beijing time). The proposals to be submitted for shareholders’ approval at the annual general meeting are (1) the ratification of the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. as the independent registered public accounting firm of the Company for the fiscal years ended December 31, 2020 and 2021, (2) the re-election of Mr. Richard Jiangong Dai as a director and Executive Chairman of the board of directors of the Company (the “Board”), and chairman of the compensation committee and member of the nominating and corporate governance committee of the Board, (3) the amendments to the Fifth Amended and Restated Memorandum and Articles of the Company currently in effect (the “Current Memorandum and Articles”) and the adoption of the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “New Memorandum and Articles”), and (4) the authorization of each of the directors of the Board and proper officers of the Company to take necessary steps to effect the amendments to the Current Memorandum and Articles and the adoption of New Memorandum and Articles.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof has been set as November 25, 2022. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Fang Investor Relations
Email: ir@fang.com